                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2004

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBIT

Exhibit 23.1 - Independent Auditors' Consent.

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 29, 2005    Signature: /s/ KIM H. BULLERDICK
                                 ---------------------------------------
                                 Kim H. Bullerdick
                                 Administrative Committee Member


Date: June 29, 2005    Signature: /s/ RHONDA S. BELLONE
                                 ---------------------------------------
                                 Rhonda S. Bellone
                                 Administrative Committee Member


Date: June 29, 2005    Signature: /s/ NATALIE R. DOPP
                                 ---------------------------------------
                                 Natalie R. Dopp
                                 Administrative Committee Member


Date: June 29, 2005    Signature: /s/ CHARLES F. YONKER
                                 ---------------------------------------
                                 Charles F. Yonker
                                 Administrative Committee Member


Date: June 29, 2005    Signature: /s/ GREGORY A. BARBER
                                 ---------------------------------------
                                 Gregory A. Barber
                                 Administrative Committee Member

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN



             FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
                  ENDED DECEMBER 31, 2004 AND 2003,
               SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31,
              2004 AND REPORT OF INDEPENDENT REGISTERED
                       PUBLIC ACCOUNTING FIRM

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                            TABLE OF CONTENTS

                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2004 AND 2003:

    Statements of Net Assets Available for Benefits                     2

    Statements of Changes in Net Assets Available for Benefits          3

    Notes to Financial Statements                                      4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004 - Form 5500,
  Schedule H, Part IV, Line 4i - Schedule of Assets
    (Held at End of Year) as of December 31, 2004                     10-12


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Administrative Committee and Participants
Giant Industries, Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 28, 2005
                                    -1-

                                 GIANT INDUSTRIES, INC. AND
                              AFFILIATED COMPANIES 401(k) PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 DECEMBER 31, 2004 AND 2003


                                                                  2004          2003
                                                               -----------   -----------
ASSETS

 Investments (Notes 1, 2, 3, and 4)

  Interest-bearing cash                                        $ 1,220,700   $   664,729
  Participant-Directed Investments                              54,048,398    36,189,103
  Non Participant-Directed Investments                          20,607,504    10,854,732
                                                               -----------   -----------
    Total Investments                                           75,876,602    47,708,564
                                                               -----------   -----------
 Receivables

  Employer Contribution                                          1,087,671     2,316,014
  Participant Contributions                                        381,868       198,199
                                                               -----------   -----------
    Total Receivables                                            1,469,539     2,514,213
                                                               -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                              $77,346,141   $50,222,777
                                                               ===========   ===========

See notes to financial statements.

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN


          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                         2004           2003
                                                     ------------   ------------
ADDITIONS:
  Contributions:
    Participants                                     $  5,207,912   $  3,430,006
    Employer                                            3,499,089      2,316,014
    Rollover                                              412,700      1,101,672
                                                     ------------   ------------
      Total contributions                               9,119,701      6,847,692
                                                     ------------   ------------
  Investment Income
    Net appreciation/(depreciation) in
      fair value of investments                        18,613,093     16,020,100
    Interest and dividends                                852,239        531,382
                                                     ------------   ------------
      Total Investment Income                          19,465,332     16,551,482
                                                     ------------   ------------
DEDUCTIONS:
  Distribution to participants - Benefits
    paid to Participants                                6,995,976      3,903,661
  Investment management service fees                       31,802         19,251
                                                     ------------   ------------
      Total deductions                                  7,027,778      3,922,912
                                                     ------------   ------------
TRANSFERS IN:
  Transferred in from Yorktown 401(k) Plan              5,566,109              -

INCREASE IN NET ASSETS                                 27,123,364     19,476,262

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    50,222,777     30,746,515
                                                     ------------   ------------
  End of year                                        $ 77,346,141   $ 50,222,777
                                                     ============   ============

See notes to financial statements.

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 2004 AND 2003


1.   DESCRIPTION OF THE PLAN

     The following description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for more complete information.

     GENERAL - The Plan was established on July 1, 1993. All employees of Giant Industries, Inc. and Affiliated Companies (the "Company") are eligible to participate in the Plan (as amended). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective March 1, 2004 the Giant Yorktown 401(k) Retirement Savings Plan (the "Yorktown Plan") was merged into the Plan. Assets in the amount of $5,566,109 were transferred from the Yorktown Plan into the Plan. Eligibility for Yorktown employees to participate in the Plan is immediately upon their date of hire, which is the same eligibility
requirement for non-Yorktown employees.   Participants in the Plan that
had been participants in the former Yorktown Plan continued with similar benefits under the merged Plan that they had under the Yorktown Plan.

     Effective January 1, 2004, the Plan was amended to harmonize certain provisions of the Plan that were applicable to non-Yorktown employees with provisions applicable to Yorktown employees. The amendment permitted non-Yorktown participants to become eligible for matching company contributions on their date of hire. The amendment also changed the matching contribution for non-Yorktown participants from being made at the end of each Plan year to being made each pay period. In addition, the amendment added a three-year vesting schedule on matching contributions for non-Yorktown employees hired on or after January 1, 2004. Other minor changes to the Plan were included in the amendment for administrative purposes.

     CONTRIBUTIONS - Participants may elect voluntary salary reductions. Pre-tax salary reductions contributed to the Plan by the participant can range from 1% to 60% of compensation, subject to certain Internal Revenue Code ("IRC") limitations. Also, participants can make after-tax contributions. After-tax salary reductions are limited to no more than 10% of compensation.

     In 2004 and 2003, the Company made discretionary matching contributions of 50% on pre-tax contributions by non-Yorktown employees up to a maximum of 6% of compensation and of 100% on pre-tax contributions for Yorktown employees up to a maximum of 7% of compensation, which totaled $2,527,581 and $1,416,014, respectively.

     In addition to the discretionary matching contribution, the Company approved discretionary non-matching contributions for 2004 and 2003 in the amounts of $971,508 and $900,000, respectively. These discretionary non-matching contributions were made in Company stock and allocated to non-Yorktown participants who had more than one year of service and met other eligibility requirements. The 2004 contribution receivable reflects $971,508 of discretionary non-matching contributions and $116,163 of unfunded discretionary matching contributions. Non-Yorktown participants must be employed by the Company on the last day of the Plan year to be eligible for Company discretionary non-matching contributions. Yorktown employees are not eligible for discretionary non-matching contributions.

     In April 2005, the Company contributed 34,196 shares of its common stock to fund the $971,508 discretionary non-matching contribution receivable.

     DISTRIBUTIONS - Distributions to participants may occur upon termination from the Company, total disability, retirement, death, or hardship as defined by government regulations. A participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or rollover their account balance to another eligible retirement plan or IRA. The Plan had no participant benefit distributions payable at December 31, 2004 and 2003.

     PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and, if eligible, allocations of Company discretionary non-matching contributions and account earnings, and charged with withdrawals and account losses. The benefit to which a participant is entitled is the vested portion of a participant's account.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the participant-directed portion of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established at 1% above the prime rate. The loan must be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the loan's repayment term may not exceed 10 years.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee (the "Committee") comprised of five employees who are appointed by the Company's Board of Directors. In May 2003, the Board of Directors increased the number of employees on the Committee from four to five. At the Company's option, the Company pays most expenses pertaining to the administration of the Plan. Fidelity Management Trust Company acts as the Plan's trustee, custodian, and recordkeeper.

     AMENDMENTS - In January of 2003, prior to merger with the Yorktown Plan, the Plan was amended to allow for after-tax contributions in addition to pre-tax contributions. The Yorktown Plan already provided for after-tax contributions. The Company does not match after-tax contributions for non-Yorktown employees, but the Company does match on after-tax contributions for Yorktown employees.

As previously discussed under the heading "Description of the Plan," the Plan was amended effective January 1, 2004 to harmonize certain provisions of the Plan that are applicable to non-Yorktown employees with provisions applicable to Yorktown employees. The Plan also was amended, effective January 1, 2004, to change the period used for non-discrimination testing from prior year to current year.

     INVESTMENTS - Participants direct the investment of the assets in their 401(k) account into various investment options offered by the Plan, with the exception of the employer-contributed shares of Company stock. The employer contributed shares of Giant Industries, Inc. stock are those shares that were transferred from the former ESOP on January 1, 2001 plus any shares that have been contributed as a discretionary non-matching contribution. The participant is permitted to direct the employer contributed shares when a participant reaches at least age 55 with 10 or more years of service or at least age 59 1/2.

     FORFEITED ACCOUNTS - At December 31, 2004 and 2003, forfeited, nonvested accounts totaled $42,056 and $14,620, respectively. These non-vested amounts will be used to reduce future employer contributions or Plan expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications were made to the prior year Plan financial statements to conform to current year presentation.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

                                                       2004           2003
Giant Industries, Inc. Stock Fund                  $25,560,720    $13,834,547
Fidelity Contrafund                                 11,430,941      9,461,477
Fidelity Retirement Government Money Market Fund     5,051,070      3,219,239
Fidelity Asset Manager Growth Fund                   4,499,133      4,035,025
Fidelity Asset Manager Portfolio Fund                        -      3,100,694
Fidelity Aggressive Growth Fund                              -      2,765,991

     During the Plan years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $18,613,093 and $16,020,100, respectively, as follows:

                                                                     2004          2003
Giant Industries, Inc. common stock                              $15,338,753   $11,065,888
Mutual funds                                                       3,274,340     4,954,212
                                                                 -----------   -----------
Net appreciation (depreciation) in fair value of investments     $18,613,093   $16,020,100
                                                                 ===========   ===========

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to investments that are not directed by the participants is as follows as of and for the years ended December 31:

                                                              2004            2003
Net Assets:
  Giant Industries, Inc. Stock Fund                        $20,607,504    $10,854,732
                                                           ===========    ===========
Change in net assets:
  Net appreciation (depreciation) in fair value            $10,892,857    $ 8,644,246
  Employer contributions                                       900,000        900,000
  Contributions from forfeitures                                     -        110,000
  Distributions to participants                             (1,602,833)      (851,142)
  Transfers to participant-directed investments               (419,728)    (1,081,582)
  Fees                                                         (17,524)       (13,045)
                                                           -----------    -----------
  Net increase (decrease)                                    9,752,772      7,708,477
                                                           -----------    -----------
Giant Industries, Inc. Stock Fund - beginning of year       10,854,732      3,146,255
                                                           -----------    -----------
Giant Industries, Inc. Stock Fund - end of year            $20,607,504    $10,854,732
                                                           ===========    ===========

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated September 24, 2003 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended several times since issuance of the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and accordingly, no provision for income taxes has been included in the Plan's financial statements.

6.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Plan's trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $31,802 and $19,251 for the years ended December 31, 2004 and 2003, respectively.

     At December 31, 2004 and 2003, the Plan held 918,069 and 1,099,277 shares, respectively, of common stock of the Company, the sponsoring employer. The cost basis of these shares at December 31, 2004 and 2003 were $5,692,139 and $5,773,871, respectively.

7.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

                                  *******

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2004

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
*Fidelity Retirement Government Money
   Market Fund                             Money Market Fund                             $       **  $ 5,051,070
*Fidelity Retirement Money Market Fund     Money Market Fund                                     **      150,388
 Lord Abbett Middle Capital Value A        Mutual Fund                                           **      222,234
 Baron Growth                              Mutual Fund                                           **      324,873
*Fidelity Fund                             Mutual Fund                                           **       19,590
*Fidelity Fund ABF Small Capital Value     Mutual Fund                                           **       72,245
*Fidelity Government Income Fund           Mutual Fund                                           **    2,568,170
*Fidelity Independence Fund                Mutual Fund                                           **          369
*Fidelity Asset Manager Portfolio Fund     Mutual Fund                                           **    3,166,105
*Fidelity Asset Manager Growth Fund        Mutual Fund                                           **    4,499,133
*Fidelity Contrafund                       Mutual Fund                                           **   11,430,941
*Fidelity Growth Company Fund              Mutual Fund                                           **       21,094
*Fidelity Aggressive Growth Fund           Mutual Fund                                           **    3,434,738
*Fidelity Diversified International Fund   Mutual Fund                                           **    1,907,082
*Fidelity Freedom Income                   Mutual Fund                                           **       84,202
*Fidelity Freedom 2000                     Mutual Fund                                           **       53,371
*Fidelity Freedom 2010                     Mutual Fund                                           **    1,661,948
*Fidelity Freedom 2020                     Mutual Fund                                           **    1,203,348
*Fidelity Freedom 2030                     Mutual Fund                                           **      912,423
*Fidelity Freedom 2040                     Mutual Fund                                           **      347,424
*Fidelity Spartan U.S. Equity Index Fund   Mutual Fund                                           **    2,342,314
*Fidelity Puritan                          Mutual Fund                                           **       50,676
*Fidelity Trend Fund                       Mutual Fund                                           **        2,632
*Fidelity Ginnie Mae Fund                  Mutual Fund                                           **       40,588
*Fidelity Equity Income Fund               Mutual Fund                                           **       56,885
*Fidelity Investment Grade Bond Fund       Mutual Fund                                           **        8,775
*Fidelity Growth & Income Fund             Mutual Fund                                           **          642
*Fidelity Europe Fund                      Mutual Fund                                           **       55,734
*Fidelity Intermediate Bond Fund           Mutual Fund                                           **       52,347
*Fidelity Capital & Income                 Mutual Fund                                           **       31,555
*Fidelity Value Fund                       Mutual Fund                                           **       76,692
*Fidelity Mortgage Security Fund           Mutual Fund                                           **       11,218
*Fidelity OTC Portfolio                    Mutual Fund                                           **        8,400
*Fidelity Overseas Fund                    Mutual Fund                                           **       60,802
*Fidelity International Discovery Fund     Mutual Fund                                           **       21,999

                                                                                                     (Continued)
                                                      -10-

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2004

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
 *Fidelity Pac Basin                        Mutual Fund                                           ** $     6,938
 *Fidelity Real Estate Fund                 Mutual Fund                                           **     536,240
 *Fidelity Balanced Fund                    Mutual Fund                                           **     161,190
 *Fidelity Value Strategic Fund             Mutual Fund                                           **      25,007
 *Fidelity Cap Appreciation Fund            Mutual Fund                                           **     259,036
 *Fidelity Conv Security Fund               Mutual Fund                                           **       7,622
 *Fidelity Canada Fund                      Mutual Fund                                           **     115,669
 *Fidelity Utilities Fund                   Mutual Fund                                           **      28,609
 *Fidelity Blue Chip Fund                   Mutual Fund                                           **      76,286
 *Fidelity Disciplined Equity Fund          Mutual Fund                                           **       7,747
 *Fidelity Low Priced Stock Fund            Mutual Fund                                           **   2,412,476
 *Fidelity Worldwide Fund                   Mutual Fund                                           **      29,421
 *Fidelity Equity Income II Fund            Mutual Fund                                           **     600,520
 *Fidelity Leveraged Company Stock Fund     Mutual Fund                                           **     180,496
 *Fidelity Stock Selector Fund              Mutual Fund                                           **         867
 *Fidelity Asset Manager Income Fund        Mutual Fund                                           **      80,468
 *Fidelity Dividend Growth Fund             Mutual Fund                                           **     711,227
 *Fidelity Emerging Markets Fund            Mutual Fund                                           **      51,862
 *Fidelity New Market Income Fund           Mutual Fund                                           **      80,272
 *Fidelity Export and Multinational Fund    Mutual Fund                                           **      88,735
 *Fidelity Global Balance Fund              Mutual Fund                                           **       5,105
 *Fidelity Japan Fund                       Mutual Fund                                           **      44,809
 *Spartan Total Market Index Fund           Mutual Fund                                           **       4,000
 *Fidelity Short Term Bond Fund             Mutual Fund                                           **      22,125
 *Fidelity Managed Income Portfolio         Mutual Fund                                           **     231,736
 *Fidelity Institutional Short Interim
  Government Fund                           Mutual Fund                                           **       2,285
 *Fidelity Aggressive International Fund    Mutual Fund                                           **      23,928
 *Fidelity Small Cap Independence           Mutual Fund                                           **      11,838
 *Fidelity Mid Cap Stock Fund               Mutual Fund                                           **     749,500
 *Fidelity Large Cap Stock Fund             Mutual Fund                                           **       2,503
 *Fidelity Asset Manager Aggressive         Mutual Fund                                           **       9,435
 *Fidelity Southeast Asia                   Mutual Fund                                           **      48,360
 *Fidelity Structured Mid Cap Growth Fund   Mutual Fund                                           **      35,959
 *Fidelity Inflation Protected Bond         Mutual Fund                                           **      28,948
 *Fidelity Ultrashort Bond Fund             Mutual Fund                                           **       1,920
 *Fidelity International Small Cap Fund     Mutual Fund                                           **     227,604
 *Fidelity Total Bond Fund                  Mutual Fund                                           **      29,006

                                                                                                     (Continued)
                                                      -11-

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2004

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
 *Fidelity Small Cap Retirement            Mutual Fund                                            ** $    23,913
 *Fidelity Fifty Fund                      Mutual Fund                                            **       1,707
 *Fidelity US Bond Index Fund              Mutual Fund                                            **       7,494
 *Fidelity Structured Large Cap Value Fund Mutual Fund                                            **      13,252
 *Fidelity Structured Mid Cap Value Fund   Mutual Fund                                            **       3,200
 *Fidelity Focused Stock Fund              Mutual Fund                                            **       5,522
 *Fidelity Small Cap Stock Fund            Mutual Fund                                            **      40,401
 *Fidelity Europe Capital
    Appreciation Fund                      Mutual Fund                                            **       2,326
 *Fidelity Latin America Fund              Mutual Fund                                            **      28,417
 *Fidelity Strategic Income Fund           Mutual Fund                                            **     278,453
 *Fidelity Real Estate Income Fund         Mutual Fund                                            **       1,823
 *Fidelity Blue Chip Value Fund            Mutual Fund                                            **       2,518
 *Fidelity NASDAQ Composite Index          Mutual Fund                                            **       7,194
 *Fidelity Freedom 2005                    Mutual Fund                                            **      92,404
 *Fidelity Freedom 2015                    Mutual Fund                                            **      15,217
 *Fidelity Freedom 2035                    Mutual Fund                                            **         234
 *Participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                             **   4,953,216
 *Non participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                   $5,692,139    20,607,504
 Participant notes receivable              Participant loans, interest at
                                           prime plus 1.00% (5.0% to 11.0% at
                                           December 31, 2004, maturing from
                                           2005 to 2014)                                          **   2,900,051
                                                                                                     -----------
                                                                                                     $75,876,602
                                                                                                     ===========
 *Permitted party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.

                                                                                                    (Concluded)

                                                      -12-